Kinder Morgan, Inc.
1001 Louisiana Street, Suite 1000
Houston, Texas 77002

March 16, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:    John Cannarella
        Jenifer Gallagher
Office of Energy & Transportation

Re:    Kinder Morgan, Inc.
Form 10-K for the year ended December 31, 2020
Filed February 5, 2021
File No. 001-35081

Ladies and Gentlemen:

In this letter, we set forth our response to the comment contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 8, 2021, with respect to the above-referenced filing. For your convenience, we have repeated in bold type the comment exactly as set forth in the March 8 comment letter. Our response is set forth immediately below the text of the comment.

Form 10-K for the year ended December 31, 2020

Note 17 - Leases, page 129

1.We note that your revenues associated with leasing services represent about 11% of your consolidated revenues for the year ended December 31, 2020, as disclosed in your tabular presentation of revenues disaggregated by revenue source on page 123. If you are a lessor in the underlying transactions, please provide the disclosures required by ASC 842-30-50.

Response: We acknowledge the Staff’s comment and offer the following information in response. In the preparation of our Form 10-K for the year ended December 31,

United States Securities and Exchange Commission
March 16, 2021

2020 (“2020 Form 10-K”), we evaluated the materiality of our revenues from leasing services in the context of both quantitative and qualitative considerations. Based on this evaluation, management determined that the revenues derived from our leasing services were not material for any of the periods presented. Factors that resulted in this determination included an analysis of the nature of the customer contracts that generated lease revenues for the periods presented, and the unusual circumstances that impacted our total consolidated revenues for the year ended December 31, 2020.

Our revenues from leasing services are predominantly comprised of specific assets that we lease, as defined under ASC 842-30-50, to customers under operating leases where one customer obtains substantially all the economic benefit from the asset, has the right to direct the use of that asset and are substantially consistent with our customer contracts. These leases primarily consist of specific tanks, treating facilities, marine vessels and gas equipment and pipelines with separate control locations. We are not in the business of leasing assets under arrangements that would qualify as sales-type or finance leases, which we believe might warrant further disclosures in accordance with ASC 842-30-50.

Revenues from our leasing services for the years ended December 31, 2020, 2019 and 2018 were 10.6%, 7.2% and 6.1%, respectively, of total consolidated revenues. The increase in revenues from leasing services as a percentage of total consolidated revenues for the year ended December 31, 2020 was partially impacted by a reduction in our other non-leasing revenues which were adversely impacted by the COVID-19 pandemic-related reduction in energy demand and dramatic decline in commodity prices.

Based on the foregoing, we concluded that our revenues derived from leases were not material from a quantitative and qualitative perspective for the periods presented and as such did not include the lessor disclosures prescribed by ASC 842-30-50 in our 2020 Form 10-K. We will continue to evaluate the materiality of revenues from leasing services in future annual reporting periods, and if we determine that revenues from our leasing services are both quantitatively and qualitatively material, we will include the related lessor disclosures prescribed by ASC 842-30-50.

To provide additional information regarding the nature of customer contracts that generate our lease revenues, for future Form 10-K filings, we will provide a description of the types of leases that generate the majority of our leasing revenues within the revenue recognition disclosures in our notes to consolidated financial statements.

As an example of the disclosure we would include to describe the types of leases that generate the majority of our revenues from leasing services, the following is a revised disclosure that appeared in Note 15 on pages 123 through 124 of our 2020 Form 10-K

United States Securities and Exchange Commission
March 16, 2021

with the added disclosure referenced as footnote (d) to the tabular disclosure set forth below.

Disaggregation of Revenues

The following tables present our revenues disaggregated by revenue source and type of revenue for each revenue source:

	Year Ended December 31, 2020
	Natural Gas Pipelines	Products Pipelines	Terminals	CO2	Corporate and Eliminations	Total
	(In millions)
Revenues from contracts with customers(a)
Services
Firm services(b)	$3,345	$271	$756	$1	$(3)	$4,370
Fee-based services	714	905	395	42	—	2,056
Total services	4,059	1,176	1,151	43	(3)	6,426
Commodity sales
Natural gas sales	2,038	—	—	1	(7)	2,032
Product sales	562	358	14	735	(30)	1,639
Total commodity sales	2,600	358	14	736	(37)	3,671
Total revenues from contracts with customers	6,659	1,534	1,165	779	(40)	10,097
Other revenues(c)
Leasing services(d)	466	166	557	47	—	1,236
Derivatives adjustments on commodity sales	18	—	—	203	—	221
Other	116	21	—	9	—	146
Total other revenues	600	187	557	259	—	1,603
Total revenues	$7,259	$1,721	$1,722	$1,038	$(40)	$11,700

United States Securities and Exchange Commission
March 16, 2021

	Year Ended December 31, 2019
	Natural Gas Pipelines	Products Pipelines	Terminals	CO2	Corporate and Eliminations	Total
	(In millions)
Revenues from contracts with customers(a)
Services
Firm services(b)	$3,549	$319	$1,012	$1	$(4)	$4,877
Fee-based services	780	1,016	560	60	—	2,416
Total services	4,329	1,335	1,572	61	(4)	7,293
Commodity sales
Natural gas sales	2,603	—	—	1	(9)	2,595
Product sales	805	289	20	1,111	(33)	2,192
Total commodity sales	3,408	289	20	1,112	(42)	4,787
Total revenues from contracts with customers	7,737	1,624	1,592	1,173	(46)	12,080
Other revenues(c)
Leasing services(d)	273	182	442	54	—	951
Derivatives adjustments on commodity sales	70	—	—	(21)	—	49
Other	90	25	—	13	1	129
Total other revenues	433	207	442	46	1	1,129
Total revenues	$8,170	$1,831	$2,034	$1,219	$(45)	$13,209

	Year Ended December 31, 2018
	Natural Gas Pipelines	Products Pipelines	Terminals	CO2	Kinder Morgan Canada(e)	Corporate and Eliminations	Total
	(In millions)
Revenues from contracts with customers(a)
Services
Firm services(b)	$3,387	$376	$983	$2	$—	$(2)	$4,746
Fee-based services	692	956	584	67	167	—	2,466
Total services	4,079	1,332	1,567	69	167	(2)	7,212
Commodity sales
Natural gas sales	3,327	—	—	2	—	(11)	3,318
Product sales	1,190	393	20	1,222	—	(37)	2,788
Total commodity sales	4,517	393	20	1,224	—	(48)	6,106
Total revenues from contracts with customers	8,596	1,725	1,587	1,293	167	(50)	13,318
Other revenues(c)
Leasing services(d)	220	158	440	48	2	—	868
Derivatives adjustments on commodity sales	(25)	—	—	(108)	—	—	(133)
Other	64	4	—	22	1	—	91
Total other revenues	259	162	440	(38)	3	—	826
Total revenues	$8,855	$1,887	$2,027	$1,255	$170	$(50)	$14,144

United States Securities and Exchange Commission
March 16, 2021

(a)Differences between the revenue classifications presented on the consolidated statements of income and the categories for the disaggregated revenues by type of revenue above are primarily attributable to revenues reflected in the “Other revenues” category above (see note (c)).
(b)Includes non-cancellable firm service customer contracts with take-or-pay or minimum volume commitment elements, including those contracts where both the price and quantity amount are fixed. Excludes service contracts with indexed-based pricing, which along with revenues from other customer service contracts are reported as Fee-based services.
(c)Amounts recognized as revenue under guidance prescribed in Topics of the ASC other than in Topic 606 were primarily from leases and derivative contracts. See Note 14 for additional information related to our derivative contracts.
(d)Our revenues from leasing services are predominantly comprised of specific assets that we lease to customers under operating leases where one customer obtains substantially all of the economic benefit from the asset and has the right to direct the use of that asset. These leases primarily consist of specific tanks, treating facilities, marine vessels and gas equipment and pipelines with separate control locations. We do not lease assets that qualify as sales-type or finance leases.
(e)On August 31, 2018, the assets comprising the Kinder Morgan Canada business segment were sold; therefore, this segment does not have results of operations on a prospective basis (see Note 4).

If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at (713) 369-9895.
Very truly yours,

Kinder Morgan, Inc.

By:    /s/ David P. Michels
    David P. Michels
    Chief Financial Officer

cc:    Catherine James
    Kinder Morgan, Inc.

    Troy Harder
    Bracewell LLP

    Robert R Keehan
    PricewaterhouseCoopers LLP